

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2020

<u>Via Email</u>

Jeffrey C. Smith
Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

> **Re:** **GCP Applied Technologies Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed by Starboard Value LP et al. on April 30, 2020**
> **File No. 001-37533**

Dear Mr. Smith:

We have reviewed the filing above and have the following comments on the shareholder presentation attached thereto.

1. Slide 8 displays "Organic Growth" for GCP and its Direct Peers, but does not indicate what financial metric is being measured by such growth. It appears to us, based on slides 26 and 61, that the "Organic Growth" rates on slide 8 are measuring the companies' revenue. Please revise slide 8 to clarify.

2. Please refer to comment #1 above. Assuming that the "Organic Growth" on slide 8 is measuring GCP's and its Direct Peers' revenue from 2015 to 2019, please revise the presentation clarify whether such "Organic Growth" represents an "average annual growth rate" (as indicated by footnote 2 on slide 8) or a "compound annual growth rate" (as indicated by slide 26).

3. With a view towards revised disclosure, please advise whether the 0.2% organic revenue growth figure for GCP from 2015 to 2019 shown on slides 26 and 61 (and on slide 8, if applicable) incorporates the 4.0% organic growth rate for 2015, as shown on slides 37 and 86. Although slide 26 (and slide 8, if applicable) indicates that the 0.2% organic sales growth figure for GCP is for the period 2015 through 2019, it appears to us that it is calculated using only the growth rates for the years 2016 through 2019.

4. We note that slide 27 states that "GCP's closest peers for the SBM segment have enthusiastically discussed the robust macro environment" in which GCP and its peers operate. However, it appears to us that quoted language from Sika and RPM indicate

attribute their positive performance to company-specific success rather than market-wide factors. For example, one of Sika's quotations refers to "newly won construction projects" while RPM's quotation refers to an increase in their market share. With a view towards revised disclosure, please advise how these quotations reflect a "robust macro environment."

5. Please refer to comment #10 in our comment letter dated March 5, 2020 regarding your preliminary proxy statement, as well as our subsequent oral comments issued on March 17, 2020. We note that slide 50 includes multiple statements questioning whether GCP's board appointed Greg Poling as Executive Chairman to allow his 2019 equity awards to vest. Please revise this slide to conform to your responses to our aforementioned comments regarding similar statements made in your preliminary proxy statement.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Andrew Freedman, Esq. (via email)
        Meagan M. Reda, Esq. (via email)
        Olshan Frome Wolosky LLP